     EXHIBIT 99.3

WASHINGTON GAS LIGHT COMPANY
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends

Twelve Months Ended December 31, 2002
(Dollars in Thousands)
(Unaudited)

PRE-TAX PREFERRED STOCK DIVIDENDS:

Preferred Dividends	$1,320
Effective Income Tax Rate	0.3998
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6002
Pre-Tax Preferred Dividends	$2,199

FIXED CHARGES:

Interest Expense	$44,101
Amortization of Debt Premium, Discount and Expense	541
Interest Component of Rentals	12

Total Fixed Charges	44,654
Pre-tax Preferred Dividends	2,199

Total Fixed Charges and Preferred Stock Dividends	$46,853

EARNINGS:

Net Income	$66,735
Add:
Income Taxes Applicable to Utility Operating Income	36,878
Income Taxes Applicable to Non-Utility Operating Income	(1,950)
Income Taxes Applicable to Other Income (Expenses)-Net	282
Total Fixed Charges	44,654

Total Earnings	$146,599

Ratio of Earnings to Fixed Charges	3.1